UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington , D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 000-25383

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No☑

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).

Not applicable.

DISCLOSURE OF AGREEMENT WITH CITICORP INTERNATIONAL FINANCE CORPORATION

On April 20, 2006, we announced our agreement with Citicorp International Finance Corporation ("Citi") to acquire their entire holdings in Progeon Limited ("Progeon"), our majority owned subsidiary. Under the Agreement, we will buy all of Citi's holdings in Progeon amounting to 8.75 million equity shares for a consideration of approximately US$ 115.13 million. The consideration will be paid in cash and the transaction is expected to be completed by July 2006, subject to satisfaction of certain other conditions.

Forward-Looking Statements May Prove Inaccurate

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in information technology, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we have made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our SEC filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 and our reports on Form 6-K for the quarterly periods ended June 30, 2005, September 30, 2005, and December 31, 2005. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the SEC and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.

The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited
/s/ Nandan M. Nilekani Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

Date: April 21, 2006